                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                (Amendment No.6)


                          WILSHIRE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   972009103
--------------------------------------------------------------------------------
                                (CUSIP Number)


                        TRILON DOMINION PARTNERS, L.L.C.
                   Six Landmark Square, 4th Floor, Suite 400
                        Stamford, Connecticut 06901-2792
                                 (203) 359-5829
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
               authorized to receive notices and communications)


                               December 23, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.    [_]

                                  SCHEDULE 13D


CUSIP NO. 972000103


 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TRILON DOMINION PARTNERS, L.L.C., 13-3838873
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

 3.   SEC Use Only
--------------------------------------------------------------------------------

 4.   Source of Funds*
      OO
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        [_]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER    -0-
 NUMBER OF
 SHARES              -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER    36,373,369
 OWNED BY
 EACH                -----------------------------------------------------------
 REPORTING            9.    SOLE DISPOSITIVE POWER    -0-
 PERSON
 WITH                -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   36,373,369

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      36,373,369
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.1%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 972000103


 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      VC HOLDINGS, INC.
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

 3.   SEC Use Only
--------------------------------------------------------------------------------

 4.   Source of Funds*
      OO
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        [_]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER    -0-
 NUMBER OF
 SHARES              -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER    36,373,369
 OWNED BY
 EACH                -----------------------------------------------------------
 REPORTING            9.    SOLE DISPOSITIVE POWER    -0-
 PERSON
 WITH                -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   36,373,369

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      36,373,369
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.1%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 972000103


 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RONALD W. CANTWELL
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

 3.   SEC Use Only
--------------------------------------------------------------------------------

 4.   Source of Funds*
      OO
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        [_]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States Citizen
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER    -0-
 NUMBER OF
 SHARES              -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER    36,373,369
 OWNED BY
 EACH                -----------------------------------------------------------
 REPORTING            9.    SOLE DISPOSITIVE POWER    -0-
 PERSON
 WITH                -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   36,373,369

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      36,373,369
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.1%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 972000103


 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      DOMINION CAPITAL, INC., 54-1348068
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

 3.   SEC Use Only
--------------------------------------------------------------------------------

 4.   Source of Funds*
      WC
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        [_]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Virginia
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER    -0-
 NUMBER OF
 SHARES              -----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER    -0-
 OWNED BY
 EACH                -----------------------------------------------------------
 REPORTING            9.    SOLE DISPOSITIVE POWER    -0-
 PERSON
 WITH                -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                [X]   See Item 5
                   -------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 972000103


 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      DOMINION RESOURCES, INC., 54-1229745
--------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

 3.   SEC Use Only
--------------------------------------------------------------------------------

 4.   Source of Funds*
      WC
--------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                        [_]


 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Virginia
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER    -0-
 NUMBER OF
 SHARES               ----------------------------------------------------------
 BENEFICIALLY         8.    SHARED VOTING POWER    -0-
 OWNED BY
 EACH                -----------------------------------------------------------
 REPORTING            9.    SOLE DISPOSITIVE POWER    -0-
 PERSON
 WITH                -----------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                [X]  See Item 5
                   -------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

                        AMENDED AND RESTATED SCHEDULE 13D

     Trilon Dominion Partners, L.L.C., a Delaware limited liability company originally organized as Venture Capital Equities, L.L.C. (the "LLC"), hereby amends and restates the statement on Schedule 13D as originally filed by Dominion Capital, Inc., a Virginia corporation ("Capital"), and Dominion Resources, Inc., a Virginia corporation ("Resources"), on April 7, 1994 (the "Original Statement"), as amended and supplemented by Amendment No. 1 dated April 12, 1994, Amendment No. 2 (erroneously labeled Amendment No. 1) dated October 3, 1994, Amendment No. 3 (erroneously labeled Amendment No. 2) dated August 9, 1995, Amendment No. 4 dated February 15, 1996, and Amendment No. 5 dated December 21, 2001 (the Original Statement, as so amended and supplemented, being the "Statement"), with respect to the Common Stock (the "Common Stock") of Wilshire Technologies, Inc. (the "Issuer").

     All references to "the LLC" in the Statement shall mean Trilon Dominion Partners, L.L.C. (formerly named Venture Capital Equities, L.L.C.).

Item 1.      Security and Issuer.
             --------------------

     The class of equity securities to which this statement relates is the Common Stock of the Issuer, a California corporation. The principal executive offices of the Issuer are located at 5861 Edison Place, Carlsbad, California 92008.

Item 2.      Identity and Background.
             ------------------------

     This statement is being filed by the LLC, VC Holdings, Inc., a Delaware Corporation ("VC Holdings"), Ronald W. Cantwell ("Mr. Cantwell"), Capital and Resources.

     The LLC is a Delaware limited liability company. Its principal executive offices are located at Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which holds a voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

     VC Holdings is a Delaware corporation. Its principal executive offices are located at 1887 Summer Street, Stamford, Connecticut 06905-5016. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC and was formed for the purpose of acting in such capacity. VC Holdings is wholly owned by Mr. Cantwell.

     Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal office is Six Landmark Square, 4th Floor, Suite 400, Stamford, Connecticut 06901-2792. Mr. Cantwell is the President of VC Holdings.

     Capital is a Virginia corporation having its principal executive offices located at 100 Tredegar Street, Richmond, Virginia 23219. Capital is Resources' diversified financial services subsidiary. It was established in 1985 to provide financial services to Resources and other nonutility subsidiaries and to use its own assets to make equity, fixed income and other investments. Capital's principal subsidiaries are First Source Financial, LLP, a provider of financial services to middle market companies, and First Dominion Capital LLC, an integrated commercial banking and asset management business.

     Resources is a Virginia corporation having its principal executive offices located at 100 Tredegar Street, Richmond, Virginia 23219. Organized in 1983, Resources is a holding company that owns all of the issued and outstanding common stock of both Virginia Electric and Power Company ("Virginia Power") and Consolidated Natural Gas Company ("CNG"), which Resources acquired in 2000. Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. CNG operates in all phases of the natural gas industry, including exploration for and production of oil and natural gas. Resources' other major subsidiaries are Dominion Energy, Inc. and Capital. Dominion Energy, Inc. is engaged in independent power production and the acquisition and production of natural gas and oil reserves. Resources became a registered public utility holding company subject to the requirements of the Public Utility Holding Company Act of 1935 when it acquired CNG. As a result, the Securities and Exchange Commission has required Resources to divest Capital's financial services businesses.

     The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II and III, respectively attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

             (i)      name;

             (ii)     business address (or residence address where indicated);

             (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

             (iv)     citizenship.

     During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital nor Resources, nor to the best of their knowledge, any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
             --------------------------------------------------

     The shares of Common Stock owned of record by the LLC and referred to in
Item 5 below were acquired as follows:

        (i) 975,000 shares of Common Stock were originally purchased by Capital for an aggregate consideration of $3,599,948.91. The source of the funds for the purchase of such shares was the working capital of Capital. On June 30, 1995, Capital contributed to the LLC (as part of a specified investment portfolio) the 940,000 shares in exchange for a non-voting Class B membership interest in the LLC; and

        (ii) 8,441,430 shares of Common Stock were acquired by the LLC in exchange for the surrender of certain promissory notes of the Issuer held by the LLC in an aggregate principal amount of $7,700,000, with interest accrued thereon totaling $1,079,086.72, and in exchange for the cancellation of certain warrants held by the LLC evidencing a total of 1,280,000 shares of Common Stock of the Issuer. Such exchanges occurred pursuant to a certain Exchange Agreement, dated as of January 5, 1996, between the Issuer and the LLC (the "Exchange Agreement")(included as Exhibit B to this Statement); and

        (iii) also referred to in Item 5 below are warrants to purchase a total of 900,000 shares of Common Stock of the Issuer. On March 31, 1998, the Issuer and the LLC entered into an Amended and Restated Credit Agreement and Revolving Line of Credit (the "Amended Agreement"), that entitled the LLC to purchase 650,000 share of the Common Stock of the Issuer at an exercise price of $0.41 per share before the expiration date of March 31, 2003. Upon the amendment of the Amended Agreement, the LLC was issued a second warrant entitling it to purchase 250,000 shares of Common Stock at $0.42 before the expiration date of March 31, 2003.

        (iv) 8,011,039 shares of Common Stock were acquired by the LLC in exchange for the surrender of certain promissory notes of the Issuer held by the LLC in an aggregate principal amount of $1,279,000. Such exchanges occurred pursuant to a certain Option Agreement, dated as of December 17, 2001, between the Issuer and the LLC (the "Option Agreement")(included as Exhibit D to this Statement).

        (v) also referred to in Item 5 below are options to purchase up to 18,045,900 shares of Common Stock of the Issuer exercisable until June 30, 2003 at an exercise price of $0.14 per share which were issued pursuant to the Option Agreement. The expiration dates of each of these options was extended from December 31, 2002 until June 30, 2003 pursuant to a certain Amendment to Stock Option Agreement dated December 23, 2002 between the Issuer and the LLC (the "Option Agreement Amendment")(included as Exhibit E to this Statement). In the event that the LLC exercises these options in full, the Option Agreement also provides the LLC with options to purchase the number of shares of the Issuer's Common Stock necessary to cause its beneficial ownership to equal 90%, computed on a fully diluted basis. The exercise price with respect to these options may be paid by the LLC by canceling indebtedness of the Issuer owed to the LLC.

Item 4.      Purpose of Transaction.
             -----------------------

     In accordance with the terms of the Option Agreement the Issuer has issued 8,011,039 shares of Common Stock to the LLC in exchange for the cancellation of indebtedness in the principal amount of $1,279,000 plus accrued interest. By canceling the debt and acquiring the shares of Common Stock, the LLC owns approximately 83% of the issued and outstanding Common Stock of the Issuer. Additionally, through the exercise of options, the LLC has the right to bring its beneficial ownership of the Issuer's outstanding Common Stock to over 90%. In the event that the LLC exercises its options in full without obtaining over a 90% ownership interest in the Issuer, the Option Agreement also provides the LLC with the option to purchase the number of shares necessary to cause its beneficial ownership of the Issuer's Common Stock to equal 90%, computed on a fully diluted basis. The exercise price with respect to the options held by the LLC may be paid by canceling indebtedness of the Issuer owed to the LLC. Under California law, a 90% holder of the issued and outstanding Common Stock of the Issuer could effect a merger without obtaining the approval of the Issuer's other shareholders. If the Issuer is merged into the LLC or an affiliate of Capital, then the board of directors, capitalization, corporate structure, charter and bylaws will change. Any decision by the LLC to acquire 90% of the issued and outstanding Common Stock of the Issuer or effect a merger will depend, however, on numerous factors, including, without limitation, the prospects of the Issuer, other business and investment alternatives of the LLC and general economic and market conditions. At any time, the LLC may determine to dispose of some or all of its holdings of Common Stock depending on those and other considerations.

Item 5.      Interest in Securities of the Issuer.
             -------------------------------------

     (a) The LLC is the registered and direct beneficial owner of 36,373,369 shares of Common Stock of the Issuer consisting of (i) 17,427,469 shares owned of record, (ii) Warrants to acquire 900,000 shares of Common Stock and (iii) Options to acquire 18,045,900 shares of Common Stock, which collectively represent, as of December 23, 2002, approximately 91% of the outstanding shares of Common Stock of the Issuer including those beneficially held by the LLC. The LLC has shared voting and dispositive power with respect to such shares of Common Stock by virtue of its direct ownership of such shares.

     (b) The LLC holds shared voting and dispositive power with respect to the 17,427,469 shares of Common Stock listed in Item 5(a).

     VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

     Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

     Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC, pursuant to Rule 13d-4.

     Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC pursuant to Rule 13d-4.

     Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital or Resources or any other person referred to in Schedules I, II or III attached hereto may be considered beneficial owners of the shares of Common Stock.

     (c) On December 17, 2001, the Issuer and the LLC entered into the Option Agreement, which provided for the issuance of Common Stock of the Issuer in exchange for the cancellation of three promissory notes held by the LLC and the related accrued interest. The LLC cancelled three notes of $433,000.00, $358,000.00 and $488,000.00 and waived all accrued interest in exchange for 1,968,181, 2,557,142 and 3,485,715 shares of Common Stock respectively. The conversion rate for the $433,000.00 note was $0.22 per share while the $358,000.00 and the $488,000.00 notes were converted at a rate of $0.14 per share each. The Option Agreement also gave the LLC the ability to acquire (i) 18,045,900 shares of Common Stock at $0.14 per share and (ii) assuming full exercise of the LLC's other options, the number of shares necessary to cause the LLC's beneficial ownership of the Issuer's Common Stock to equal 90%, computed on a fully diluted basis.

     Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital or Resources or any other person referred to in Schedules I, II or III has acquired or disposed of any shares of Common Stock during the last sixty days.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With
-------      -------------------------------------------------------------
             Respect to Securities of the Issuer.
             ------------------------------------

     VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for Trilon Dominion Partners, L.L.C. (formerly Venture Capital Equities, L.L.C.), dated as of June 30, 1995, and amended on November 9, 1995, December 2, 1996, December 3, 1998, July 31, 2002, April 29, 2002 and October 28, 2002 between VC Holdings and Capital (as amended, the "Operating Agreement"), VC Holdings has the full exclusive and complete power and authority to make all decisions regarding the management and sale of the LLC's investment portfolio (including the shares of the Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC. However, Capital, the LLC and VC Holdings have agreed that Capital and DCI will redeem the membership interest in the LLC currently held by VC Holdings prior to, or on June 30, 2003. Upon such redemption, Capital will be the sole member and manager of the LLC, but VC Holdings will thereafter be entitled to a cash payment upon the occurrence of certain specified liquidity events involving the Issuer, as set forth more particularly in the Operating Agreement. The original operating agreement, dated June 30, 1995, is included as Exhibit A to this Statement. The Amendments thereto are collectively filed herewith as Exhibit C.

     Pursuant to the Operating Agreement, net cash flow from the LLC (after provision for the LLC's operating expenses, including the payment of an annual management fee to VC Holdings) shall be distributed in the following order of priority: first, to Capital and VC Holdings in proportion to their respective unrecovered capital contributions; second, to Capital until it has received a preferred return on its unrecovered capital contributions equal to 3% in year one, 5% in year two and 8% thereafter; and the balance; 50% to Capital and 50% to VC Holdings. However, following the redemption of the membership interests of the LLC held by VC Holdings, Capital will be entitled to all distributions to or from the LLC, but VC Holdings will thereafter be entitled to a cash payment upon the occurrence of certain specified liquidity events involving the Issuer, as set forth more particularly in the Operating Agreement.

     The Exchange Agreement was entered into between the Issuer and the LLC, pursuant to which, among other things, the LLC agreed to surrender certain promissory notes of the Issuer and to cancel certain warrants in exchange for 8,441,430 shares of Common Stock. A copy of the Exchange Agreement is attached hereto as Exhibit B.

     The Option Agreement was entered into between the Issuer and the LLC, pursuant to which, among other things, the LLC agreed to surrender certain promissory notes of the Issuer in exchange for 8,011,039 shares of Common Stock and the Option to acquire an additional 18,045,900 shares of Common Stock, or a sufficient number of shares to acquire 90% of the Issuer's Common Stock, computed on a fully diluted basis.

     The Option Agreement Amendment was entered into between the Issuer and the LLC, pursuant to which, among other things, the expiration dates of the options granted pursuant to the Option Agreement were extended to June 30, 2003.

     The foregoing summary of certain provisions of the foregoing agreements are not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

     The Issuer and E.I. du Pont de Nemours and Company, Inc., a Delaware corporation ("DuPont"), entered into an Option Agreement, dated as of December 17, 2001 (the "DuPont Option"), to which the LLC as a majority shareholder of the Issuer is a party. The DuPont Option replaces a previously existing option agreement under which DuPont had an option to purchase 2,000,000 shares of the Common Stock and provides a new option, exercisable for

$1,000,000, pursuant to which DuPont would receive 10% of the net proceeds, as defined in the DuPont Option, resulting from the liquidation of the Issuer, or the sale of all or substantially all of the Issuer's assets or the acquisition of the Issuer by an entity not affiliated with Resources.

     Except as set forth herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital nor Resources and (to the best of their knowledge) none of the persons named in Schedules I, II or III hereto has any contracts arrangements, understandings or relationships (legal or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.      Material to be filed as Exhibits.
             ---------------------------------

     Exhibit A - Operating Agreement for Trilon Dominion Partners, L.L.C. (formerly Venture Capital Equities, L.L.C., dated as of June 30, 1995 (previously filed).

     Exhibit B - Exchange Agreement, dated as of January 5, 1996, between Wilshire Technologies, Inc. and Trilon Dominion Partners, L.L.C. (previously filed).

     Exhibit C - Amendments to Operating Agreement, dated November 9, 1995, December 2, 1996, December 3, 1998, July 31, 2000, April 29, 2002 and October 28, 2002 (amendments 1-4 previously filed).

     Exhibit D - Stock Option Agreement, dated as of December 17, 2001, between Wilshire Technologies, Inc. and Trilon Dominion Partners, L.L.C. (previously filed).

     Exhibit E - Amendment of Stock Option Agreement, dated December 23, 2002, between Wilshire Technologies, Inc. and Trilon Dominion Partners, L.L.C.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2002
                              TRILON DOMINION PARTNER, L.L.C.

                              By:  VC HOLDINGS, INC.
                                   Its Manager

                              By:  /s/ Ronald W. Cantwell
                                   --------------------------
                                   Name:    Ronald W. Cantwell
                                   Title:   President

                              VC HOLDINGS, INC.


                              By:  /s/ Ronald W. Cantwell
                                   --------------------------
                                   Name:    Ronald W. Cantwell
                                   Title:   President

                              By:  /s/ Ronald W. Cantwell
                                   --------------------------
                                   Ronald W. Cantwell

                              DOMINION CAPITAL, INC.


                              By:  /s/ Mark P. Mikuta
                                   -----------------------------------
                                   Name:    Mark P. Mikuta
                                   Title:   Vice President and Controller

                              DOMINION RESOURCES, INC.


                              By:  /s/ G. Scott Hetzer
                                   -----------------------------------
                                   Name:    G. Scott Hetzer
                                   Title:   Senior Vice President and Treasurer

                                  Exhibit Index
                                  -------------

                                                                            Page
                                                                            ----

Exhibit A --   Operating Agreement for Trilon Dominion Partners, L.L.C.
               (formerly Venture Capital Equities, L.L.C.)                  N/A

Exhibit B --   Exchange Agreement, dated as of January 5, 1996,
               between Wilshire Technologies, Inc. and Trilon Dominion
               Partners, L.L.C.                                             N/A

Exhibit C --   Amendments to Operating Agreement, dated November 9,
               1995, December 2, 1996, December 3, 1998, July 31, 2000,
               April 29, 2002 and October 28, 2002                          16

Exhibit D --   Stock Option Agreement, dated as of December 17,
               2001, between Wilshire Technologies, Inc. and Trilon
               Dominion Partners, L.L.C.                                    N/A

Exhibit E --   Amendment to Stock Option Agreement, dated December 23,
               2002, between Wilshire Technologies, Inc. and Trilon
               Dominion Partners, L.L.C.                                    24

                                   Schedule I
                                   ----------

     The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 1887 Summer Street, Stamford, Connecticut 06905-5016.

                            Position With                 Principal Occupation
Name                        VC Holdings                   And Address

Ronald W. Cantwell          President and Director        Same

                                   Schedule II
                                   -----------

                       Executive Officers and Directors of
                             Dominion Capital, Inc.



                                                              Principal Occupation
Name                       Title                              Or Employment
Chewning, Thomas N.        Chairman of the Board              See Schedule III

Hetzer, G. Scott           President                          See Schedule III

Mikuta, Mark P.            Vice President and Controller      Vice President and Controller
                                                              of Capital

Moore, Jerry L.            Vice President                     Vice President of Capital

Marks, III, E. J.          Secretary                          See Schedule III

Carney, James P.           Assistant Treasurer                See Schedule III

Overman, Jerry G.          Assistant Treasurer                See Schedule III

Steveson, Brian E.         Assistant Controller               Assistant Controller of Capital

Webb, Mark O.              Assistant Secretary                Managing Counsel of
                                                              Resources

Wilkerson, Patricia A.     Vice President and Assistant       See Schedule III
                           Secretary


The business address of each of the foregoing individuals is 100 Tredegar Street, Richmond, Virginia 23219.

                                  Schedule III
                                  ------------

                       Executive Officers and Directors of
                            Dominion Resources, Inc.

                                                                                Principal Occupation
Name                                     Title                                  Or Employment*
Capps, Thos. E.                          Chairman of the Board,                 Chairman of the Board,
                                         President, Chief Executive             President, Chief Executive
                                         Officer and Director of                Officer and Director of
                                         Resources                              Resources

Barrack, Jr., William S.                 Director                               Director of Resources
                                                                                781 Weed Street
                                                                                New Canaan, CT  06840

Brown, M.D., Peter W.                    Director                               Surgeon
                                                                                Virginia Beach Surgical Associates
                                                                                417 Libbie Avenue
                                                                                Richmond, VA  23226-2678

Calise, Ronald J.                        Director                               Director of Resources
                                                                                Basin Harbor Club
                                                                                Basin Harbor Road
                                                                                Vergennes, VT 05491

Davidson, Jr., George A.                 Director                               Director of Resources
                                                                                Dominion Tower
                                                                                625 Liberty Avenue, 21st Flr.
                                                                                Pittsburgh, PA  15222-3199

Harris, John W.                          Director                               President, Lincoln Harris, LLC
                                                                                100 North Tryon Street, Suite 2600
                                                                                Charlotte, NC  28202

Lambert, III, Benjamin J.                Director                               Optometrist
                                                                                904 North First Street
                                                                                Richmond, VA  23219


Leatherwood, Richard L.                  Director                               Director of Resources
                                                                                3805 Greenway
                                                                                Baltimore, MD  21218

McKenna, Margaret A.                     Director                               President, Lesley University
                                                                                29 Everett Street
                                                                                Cambridge, MA  02138-2790

Minter, Steven A.                        Director                               President and Executive Director
                                                                                The Cleveland Foundation
                                                                                1422 Euclid Avenue, Suite 1400
                                                                                Cleveland, OH  44115

Randall, Kenneth A.                      Director                               Director of Resources
                                                                                6 Whittaker's Mill
                                                                                Williamsburg, VA  23185

Royal, Frank S.                          Director                               Physician
                                                                                East End Medical Building
                                                                                1122 North 25th Street
                                                                                Suite A
                                                                                Richmond, VA  23223

Simmons, S. Dallas                       Director                               Chairman, President and Chief
                                                                                Executive Officer of
                                                                                Dallas Simmons & Associates
                                                                                314 Burnwick Road
                                                                                Richmond, VA  23227

Spilman, Robert H.                       Director                               President, Spilman Properties, Inc.
                                                                                Post Office Box 880
                                                                                Bassett, VA  24055

Wollard, David A.                        Director                               Chairman of the Board of Directors,
                                                                                Emeritus Exempla Healthcare
                                                                                600 Grant Street, Suite 700
                                                                                Denver, CO  80203-3525



Chewning, Thomas N.                      Executive Vice President and           Executive Vice President and Chief
                                         Chief Financial Officer                Chief Financial Officer of
                                                                                Resources

Farrell, II, Thomas F.                   Executive Vice President               Executive Vice President of Resources

Johnson, Jay L.                          Executive Vice President               Executive Vice President of Resources

Radtke, Duane C.                         Executive Vice President               Executive Vice President of Resources

Hardy, Eva Teig                          Senior Vice President-                 Senior Vice President-
                                         External Affairs & Corporate           External Affairs & Corporate
                                         Communications                         Communications of Resources

Hetzer, G. Scott                         Senior Vice President and Treasurer    Senior Vice President and
                                                                                Treasurer of Resources

McGehick, Mark. F.                       Senior Vice President and              Senior Vice President and
                                         Chief Administrative Officer           Chief Administrative Officer
                                                                                of Resources

Sanderlin, James L.                      Senior Vice President - Law            Senior Vice President - Law of
                                                                                Resources

Hall, Jr., William C.                    Vice President - External Affairs      Vice President - External
                                         and Corporate Communications           Affairs and Corporate
                                                                                Communications of Resources

Hodges, Simon C.                         Vice President - Financial Planning    Vice President - Financial
                                                                                Planning of Resources

Hunter, Karen E.                         Vice President - Tax                   Vice President - Tax of Resources

Rogers, Steven A.                        Vice President and Controller          Vice President and Controller
                                                                                of Resources

Wilkerson, Patricia A.                   Vice President and Corporate           Vice President and Corporate
                                         Secretary                              Secretary of Resources

Baker, Frances F.                        Assistant Controller                   Assistant Controller of Resources


Borneman, Donald W.                      Assistant Treasurer                    Assistant Treasurer of Resources

Carney, James P.                         Assistant Treasurer                    Assistant Treasurer of Resources

Doggett, Karen W.                        Assistant Corporate Secretary          Assistant Corporate Secretary
                                                                                of Resources

Full, Jeffrey K.                         Assistant Controller                   Assistant Controller of Resources

Marks, III, E. J.                        Assistant Corporate Secretary          Assistant Corporate Secretary
                                                                                of Resources

Overman, Jerry G.                        Assistant Treasurer                    Assistant Treasurer of Resources

Pitchford, Barbara F.                    Assistant Corporate Secretary          Assistant Corporate Secretary
                                                                                of Resources

Riely, Henry C.                          Assistant Corporate Secretary          Assistant Corporate Secretary
                                                                                of Resources

Sawhney, Ash                             Assistant Controller                   Assistant Controller of Resources

Tanner, Elwood L.                        Assistant Controller                   Assistant Controller of Resources

Taylor, Robert D.                        Assistant Controller                   Assistant Controller of Resources



*Unless otherwise noted, the business address of each of the foregoing individuals is 100 Tredegar Street, Richmond, Virginia 23219.

                                                                       Exhibit C

                                 FIFTH AMENDMENT
                                 ---------------
                                       TO
                             OPERATING AGREEMENT FOR
                        TRILON DOMINION PARTNERS, L.L.C.
                    (f.k.a. Venture Capital Equities, L.L.C.)

     This Fifth Amendment to the Operating Agreement (the "Fifth Amendment") dated as of April 29, 2002, is entered into between Dominion Capital, Inc. ("DCI") and VC Holdings, Inc. ("VC Holdings"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Operating Agreement (as defined below).

                                    RECITALS

     A. DCI and VC Holdings entered into an Operating Agreement for Venture Capital Equities, L.L.C. as of June 30, 1995, as amended by a first amendment, dated as of November 9, 1995, a second amendment dated as of December 2, 1996, a third amendment, dated as of December 3, 1998 and a fourth amendment, dated as of July 31, 2000 (the agreement, as amended, hereinafter, the "Operating Agreement").

     B. DCI has provided 12 months written notice of its intent to dissolve the Company on July 31, 2002 pursuant to Article 11 of the Operating Agreement. DCI and VC Holdings desire to continue the term of the Company beyond July 31, 2002, and disregard the notice provided by DCI on July 31, 2001.

     C. Pursuant to Section 11.1(c) of the Operating Agreement, VC Holdings will resign as a Member and Manager of the Company effective December 31, 2002 and the existence of the Company shall continue with DCI being the sole Member.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

     1. DCI revokes the notice of dissolution, dated July 31, 2001 and both parties agree to remain Members of the Company on the terms and conditions set forth in the Operating Agreement until the earlier of an event causing dissolution of the Company pursuant to Article 11 or December 31, 2002.

     2. VC Holdings agrees to resign as a Member and Manager of the Company effective December 31, 2002. After VC Holdings' resignation, the Company shall continue as a single member limited liability company having DCI as its sole member.

     3. Notwithstanding anything in the Operating Agreement to the contrary, in sole consideration for its membership interest in the Company, VC Holdings, upon its resignation as a Member of the Company in accordance with this Fifth Amendment, shall receive a distribution from the Company of the VC Holdings, Inc. promissory note, dated August 1, 2000, originally contributed by VC Holdings to the Company, a copy of which is attached hereto as Exhibit A.

     4. Within 60 days of the resignation of VC Holdings as a Member and Manager of the Company, DCI shall file with the Delaware Secretary of State an amendment to the Company's articles of organization to remove the word "Trilon" from the Company's name.

     5. Except as expressly modified and amended by this Fifth Amendment, all the terms, provisions and conditions of the Operating Agreement shall remain unchanged.

     6. This Fifth Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

     7. This Amendment shall be governed and construed and interpreted in accordance with the laws of the State of New York.

     This Fifth Amendment is executed as of the day and year first written above.

     DOMINION CAPITAL, INC.                      VC HOLDINGS, INC.


     By:  /s/ Mark P. Mikuta                     By: /s/ Ronald W. Cantwell
        -------------------------------             -----------------------
     Its: Vice President and Controller          Its: President

                                                                       Exhibit C


                                 SIXTH AMENDMENT
                                 ---------------
                                       TO
                             OPERATING AGREEMENT FOR
                        TRILON DOMINION PARTNERS, L.L.C.
                    (f.k.a. Venture Capital Equities, L.L.C.)

     This Sixth Amendment to the Operating Agreement (the "Sixth Amendment") of Trilon Dominion Partners, L.L.C., a Delaware limited liability company ("Company"), dated as of October 28, 2002, is entered into between Dominion Capital, Inc., a Virginia corporation ("DCI") and VC Holdings, Inc., a Delaware corporation ("VC Holdings"). Ron Cantwell, a natural person, is also a party to this Sixth Amendment for the limited purposes set forth in Section 4 below.

                                    RECITALS

     D. DCI and VC Holdings entered into the Company's Operating Agreement as of June 30, 1995, as amended by a first amendment dated as of November 9, 1995, a second amendment dated as of December 2, 1996, a third amendment dated as of December 3, 1998, a fourth amendment dated as of July 31, 2000 and a fifth amendment dated as of April 29, 2002 (the Operating Agreement, as amended, the "Operating Agreement").

     B. DCI and VC Holdings desire to further amend the Operating Agreement on the terms and conditions set forth in this Sixth Amendment.

     C. Capitalized terms used in this Sixth Amendment and not otherwise defined shall have the meanings ascribed to such terms in the Operating Agreement.

                                    AGREEMENT

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Operating Agreement as follows:

     1. Effect of Sixth Amendment; Ratification of Operating Agreement. To the extent of any inconsistency between the terms and conditions of the Operating Agreement and this Sixth Amendment, DCI and VC Holdings acknowledge and agree that the terms and conditions of this Sixth Amendment shall control and govern. Except as expressly modified and amended by this Sixth Amendment, however, all of the terms, provisions and conditions of the Operating Agreement shall remain in full force and effect.

     2. Redemption of VC Holdings' Limited Liability Company Interest.
        -------------------------------------------------------------

     (a) Unless the Company is earlier dissolved pursuant to Article 11 of the Operating Agreement, DCI shall cause the Company to redeem VC Holdings' entire limited liability company interest in the Company ("LLC Interest"), and VC Holdings shall surrender for redemption its LLC Interest (such transaction the "Redemption"), on such date after the date hereof as is selected by DCI in its sole discretion; provided, however, that if the Redemption has not occurred prior to June 30, 2003, then the Redemption shall occur on, and be effective as of, June 30, 2003.

     (b) As sole consideration for the Redemption of the LLC Interest, on the date of the Redemption (i) DCI shall make a $300,000 cash capital contribution to the Company, (ii) the Company shall pay to VC Holdings $300,000 in cash and
(iii) the Company shall distribute to VC Holdings the promissory note, dated August 1, 2000, originally contributed by VC Holdings to the Company pursuant to the Operating Agreement, a copy of which is attached hereto as Exhibit A.

     (c) DCI and VC Holdings agree to remain members of the Company on the terms and conditions set forth in the Operating Agreement and this Sixth Amendment until the earlier of an event causing dissolution of the Company pursuant to
Article 11 of the Operating Agreement or the date of the Redemption.

     (d) Effective on the date of the Redemption, VC Holdings agrees to resign as a member and as the Manager of the Company; provided, however, that such resignation shall not affect VC Holdings' rights under Section 3 below. From and after the date of the Redemption, the Operating Agreement shall be of no further force or effect except as otherwise set forth in this Sixth Amendment.

     (e) Within 60 days of the Redemption, DCI shall file with the Delaware Secretary of State an amendment to the Company's certificate of formation to remove the word "Trilon" from the Company's name.

     3. Incentive Bonus; Administrative Fee. Section 7.2(i) of the Operating Agreement, the phrase "(i) $200,000 plus (ii)" in Section 7.4 of the Operating Agreement, and Section 4.1(d) of the Operating Agreement are all deleted in their entirety. In lieu thereof, DCI and VC Holdings agree as follows:

     (a) For the purposes of this Section 3, the following terms shall have the following meanings:

         "Affiliate" shall have the meaning given such term in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

         "Consideration" means any form of consideration paid as a result of a Liquidation, whether such consideration consists of cash, securities, debt instruments or otherwise (or some combination thereof).

         "Debt" means (i) all obligations for borrowed money or evidenced by bonds, debentures, notes or similar instruments; (ii) all obligations for the deferred purchase price of property or services; (iii) all capital lease obligations; and (iv) any trade debt, accounts payable or other indebtedness or liabilities of any kind, whether incurred in the ordinary course of business or otherwise.

         "Liquidation" means (i) any voluntary or involuntary liquidation, dissolution or winding up of Wilshire; (ii) the sale of all or substantially all of Wilshire's assets by Wilshire; or (iii) the acquisition of Wilshire or the Company by another entity that is not an Affiliate of Wilshire, the Company, DCI, or Dominion Resources, Inc. (the parent corporation of DCI) by means of a merger, sale or exchange of stock or membership interests or other form of corporate or limited liability company reorganization in which the outstanding shares of capital stock of Wilshire, or the outstanding membership interests of the Company, are sold or exchanged for securities or other consideration issued by or on behalf of an acquiring entity, whether in a single transaction or series of related transactions.

         "Net Proceeds" means the sum of (i) any distributions of Net Cash Flow to DCI under Section 5.1(a)(i) of the Operating Agreement after the date of this Sixth Amendment and prior to the date of a Liquidation plus (ii) the gross proceeds realized by Wilshire, the Company or DCI, as applicable, upon a Liquidation less the sum of (x) the amount of any capital contributions to Wilshire (whether debt or equity) after the date of this Sixth Amendment by the Company, DCI or any of their Affiliates; (y) any Debt of Wilshire not assumed or paid, directly or indirectly, by an acquiring entity in connection with or as part of a Liquidation; and (z) any transaction costs or expenses paid by Wilshire, the Company or DCI, as applicable, in connection with the Liquidation, including without limitation legal and accounting fees and expenses, but expressly excluding any amounts payable to VC Holdings under this Section 3 of the Sixth Amendment.

         "Wilshire" shall mean Wilshire Technologies, Inc., a California corporation.

     (b) Subject to Section 3(c) and Section 3(d) below, VC Holdings shall be entitled to an incentive bonus ("Incentive Bonus") if, and only if, the Net Proceeds from a Liquidation are in excess of $25 million (the "Bonus Threshold"). In the event Net Proceeds from a Liquidation exceed the Bonus Threshold, then the Incentive Bonus shall equal the sum of (i) $250,000 plus
(ii) one percent (1%) of the amount by which the Net Proceeds from a Liquidation exceed the Bonus Threshold; provided, however, that for purposes of calculating the amount due and payable under this subsection (ii), no effect shall be given to any Net Proceeds from a Liquidation in excess of $70 million. Any Incentive Bonus due to VC Holdings under this Section 3(b) shall be paid on the date the Liquidation occurs and shall be paid, at the sole and exclusive option of DCI, either in cash or in the same form as the Consideration that is paid in the Liquidation. Set forth below are two examples that clarify the calculation of the Incentive Bonus:

         (i) Assume that, subsequent to the date of this Sixth Amendment, DCI provides $6 million of additional capital to Wilshire and that thereafter the assets of Wilshire are sold to a third party buyer ("Buyer") for $42 million, one half of which is paid in cash and one half of which is paid in restricted stock of the Buyer. Also assume that the Buyer does not assume $5 million of Debt of Wilshire and that DCI's legal, accounting and investment banking fees are $1 million. Under this Section 3, the Net Proceeds are $30 million ($42 million less $12 million (the sum of the capital contributions to Wilshire after the date of the Sixth Amendment, the Debt not assumed by the Buyer and the transaction fees)). The Incentive Bonus calculated under Section 3(b) therefore is $250,000 plus 1% of $5 million (the amount by which the $30 million Net Proceeds exceed the $25 million Bonus Threshold), or $300,000. Because the Buyer paid 50% of the Consideration in cash and 50% in restricted stock, $150,000 of the Incentive Bonus would be paid in cash and the balance would be paid in restricted stock of the Buyer valued at $150,000 unless DCI elected to have the entire Incentive Bonus paid in cash.

         (ii) Assume the same facts as (i) above, except that Wilshire's assets are sold to a Buyer for $95 million. The Net Proceeds therefore would be $83 million ($95 million less $12 million). However, Section 3(c) provides that no consideration is given to Net Proceeds in excess of $70 million. The Incentive Bonus calculated under Section 3(b) therefore is $250,000 plus 1% of $45 million (the amount by which the maximum $70 million Net Proceeds exceed the $25 million Bonus Threshold), or $700,000. Because the Buyer paid 50% of the Consideration in cash and 50% in restricted stock, $350,000 of the Incentive Bonus would be paid in cash and the balance would be paid in restricted stock of the Buyer valued at $350,000 unless DCI elected to have the entire Incentive Bonus paid in cash.

     (c) Notwithstanding anything in Section 3(b) above to the contrary, and subject to Section 3(d) below, in the event that a Liquidation has not occurred by December 31, 2005, then, in lieu of its rights to an Incentive Bonus under
Section 3(b), VC Holdings shall receive from the Company on December 31, 2005 a lump sum cash payment of $250,000 plus simple interest at 8%, such interest to be calculated on a principal balance of $250,000 for the period beginning January 1, 2003 and ending December 31, 2005.

     (d) Notwithstanding anything in this Section 3 to the contrary, VC Holdings shall not have the right to receive any payment under either Section 3(b) or
Section 3(c) if Ron Cantwell dies prior to the time VC Holdings has received any payment under Section 3(b) or 3(c). The death of Ron Cantwell, however, shall not (i) affect any of VC Holdings' rights under Section 2 of this Sixth Amendment or any other provision of the Operating Agreement or (ii) alter the agreement of the parties as reflected in this Sixth Amendment that Section 7.2(i) of the Operating Agreement is deleted in its entirety.

     (e) By executing and delivering this Sixth Amendment, VC Holdings acknowledges and agrees that it is waiving any rights it may otherwise have (i) to receive any payments under former Section 7.2(i) of the Operating Agreement,
(ii) to receive the fixed $200,000 portion of the Management Fee under former
Section 7.4 of the Operating Agreement or (iii) to receive any payments under former Section 4.1(d) of the Operating Agreement, in any case whether or not such payment rights or fees have been accrued or earned prior to the date of this Sixth Amendment; provided, however, that VC Holdings shall not have any obligation to reimburse the Company or DCI for any such payments or fees described in this Section 3(e) that have been paid prior to the date of this Sixth Amendment.

     (f) Under the terms and conditions of the Operating Agreement and this Sixth Amendment, VC Holdings shall continue to receive a payment under Section
7.4 of the Operating Agreement equal to 0.00189 times the aggregate of the Members' Unrecovered

Capital Contribution as of the determination date, paid annually in advance (such payment the "Variable Management Fee Payment"). VC Holdings agrees that if a Redemption or a Liquidation occurs on any day other than the last day of a calendar year, then VC Holdings shall be required to refund and pay to DCI an amount equal to the Variable Management Fee Payment already paid for the year in which the Redemption or Liquidation occurs (such year the "Payment Year") multiplied by a fraction, the numerator of which shall be the number of days remaining in the Payment Year and the denominator of which shall be 365.

     4. Matters Pertaining to Ron Cantwell.
        ----------------------------------

     (a) VC Holdings and Ron Cantwell each jointly and severally represent, warrant and covenant that (i) Ron Cantwell is the sole equity owner of VC Holdings as of the date of this Sixth Amendment and (ii) Ron Cantwell shall continue to be the sole equity owner of VC Holdings until the earlier of (x) the date of a Liquidation or (y) December 31, 2005.

     (b) If at any time prior to the earlier of (x) the date of a Liquidation or
(y) December 31, 2005 Ron Cantwell is no longer serving on Wilshire's Board of Directors, then Ron Cantwell agrees that Wilshire, DCI and/or the Company shall have the right to engage Ron Cantwell as a consultant to Wilshire's Board of Directors for compensation that is consistent with the compensation paid by Wilshire at such time to members of its Board of Directors.

     5. Effect of Liquidation that Precedes Redemption. In the event that a Liquidation occurs prior to the date of a Redemption, then notwithstanding any provisions in the Operating Agreement to the contrary, VC Holdings' sole economic rights with respect to the Company (whether with respect to distributions or otherwise) shall be those payment rights expressly set forth in
Section 2 and Section 3 of this Agreement. Without limiting the scope and generality of the preceding sentence, VC Holdings expressly waives any rights it would otherwise have to receive distributions under Article 5 or Section 11.2 of the Operating Agreement in the event a Liquidation precedes a Redemption.

     6. Release of Claims.
        -----------------

     (a) VC Holdings, its agents, shareholders, servants, employees, affiliates, heirs and assigns, do hereby release, acquit, exonerate and forever discharge DCI, its shareholders, directors, officers, agents, servants, employees, successors, partners, affiliated companies, attorneys, insurers, subsidiaries, heirs and assigns of and from all manner of action and actions, suits, debts, sums of money, accounts, reckonings, controversies, agreements, promises, claims and liabilities, whether in law or in equity, from the beginning of the world to the date hereof, arising out of or in any way related to the Operating Agreement or the Company's ownership of Wilshire; provided, however, that nothing in this
Section 6(a) shall be deemed to constitute a release of any claims or rights VC Holdings may have (i) under this Sixth Amendment, (ii) to indemnification by the Company under Article 9 of the Operating Agreement or (iii) after the date hereof under the terms and conditions of the Operating Agreement, as revised and modified in accordance with this Sixth Amendment.

     (b) DCI, its agents, servants, employees, affiliates, heirs and assigns, do hereby release, acquit, exonerate and forever discharge VC Holdings, its shareholders, directors, officers, agents, servants, employees, successors, partners, affiliated companies, attorneys, insurers, subsidiaries, heirs and assigns of and from all manner of action and actions, suits, debts, sums of money, accounts, reckonings, controversies, agreements, promises, claims and liabilities, whether in law or in equity, from the beginning of the world to the date hereof, arising out of or in any way related to the former Section 7.2(i) of the Operating Agreement.

     7. Miscellaneous. This Sixth Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Amendment shall be governed, construed and interpreted in accordance with the laws of the State of New York.

     This Sixth Amendment is executed as of the day and year first written above.

     DOMINION CAPITAL, INC.                    VC HOLDINGS, INC.


     By:  /s/ Mark P. Mikuta                   By:  /s/ Ronald W. Cantwell
        -------------------------------           ------------------------
     Its: Vice President and Controller        Its: President

     Ron Cantwell, as an individual, is signing below for the sole and limited purpose set forth in Section 4 of this Sixth Amendment.


/s/ Ron Cantwell
-------------------------
Ron Cantwell

                                                                       Exhibit E

                       AMENDMENT TO STOCK OPTION AGREEMENT

     The Stock Option Agreement dated as of December 17, 2001 between Trilon Dominion Partners, L.L.C., a Delaware limited liability company ("Trilon") and Wilshire Technologies, Inc., a California corporation (the "Company") (the "Agreement") is hereby amended, effective December 23, 2002. Defined terms used in this Amendment shall have the meanings set forth in the Agreement.

     1. The third sentence of Section 1(a) is hereby amended to read as follows:
"The Option may be exercised in whole or in part at any time and from time to time during the period commencing on the date hereof and ending at 5 p.m. New York time on June 30, 2003 (the "Exercise Period")."

     2. Prior to January 31, 2003, Trilon agrees to extend to June 30, 2003 the Termination Date, as defined in that certain Amended and Restated Credit Agreement and Revolving Line of Credit dated as of March 31, 1998.

     3. Trilon agrees to lend the Company $ 468,000 to fund its projected cash flow deficit for December 2002.

     4. Except as set forth in this Amendment, the Agreement remains in full force and effect.



                                            WILSHIRE TECHNOLOGIES, INC.



                                            /s/ Kevin T. Mulvihill
                                            ---------------------------------
                                            By: Kevin T. Mulvihill, President



                                            TRILON DOMINION PARTNERS, L.L.C.



                                            /s/ Ronald W. Cantwell
                                            ---------------------------------
                                            By: Ronald W. Cantwell, President


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